SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

Under the Securities Exchange Act of 1934

Real Estate Associates Limited VI
(Name of Issuer)

Limited Partnership Units
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

Scott M. Herpich
LATHROP & GAGE L.C.
2345 Grand Avenue, Suite 2400
Kansas City, Missouri 64108-2684
(816) 292-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

03/27/2003
(Date of Event Which Requires Filing of This Statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) of 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 9 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting Persons; S.S. or I.R.S. Identification Nos. of Above Persons.
Bond Purchase, L.L.C. 43-1727861

(2)	Check the appropriate box if a member of a Group (See Instructions) (a) [ ] (b) [ ]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

(6)	Citizenship or Place of Organization
Missouri.

Number of Shares	(7)	Sole Voting Power

Beneficially
Owned by Each	(8)	Shared Voting Power	432 Units

Reporting
Person	(9)	Sole Dispositive Power

With	(10)	Shared Dispositive Power	432 Units

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	432 Units

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13)	Percent of Class Represented by Amount in Row (11)	5.2%

(14)	Type of Reporting Person (See Instructions)	OO

(1)	Names of reporting Persons; S.S. or I.R.S. Identification Nos. of Above Persons.
David L. Johnson ###-##-####

(2)	Check the appropriate box if a member of a Group (See Instructions) (a) [ ] (b) [ ]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

(6)	Citizenship or Place of Organization
United States.

Number of Shares	(7)	Sole Voting Power

Beneficially
Owned by Each	(8)	Shared Voting Power	432 Units

Reporting
Person	(9)	Sole Dispositive Power

With	(10)	Shared Dispositive Power	432 Units

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	432 Units

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13)	Percent of Class Represented by Amount in Row (11)	5.2%

(14)	Type of Reporting Person (See Instructions)	IN

(1)	Names of reporting Persons; S.S. or I.R.S. Identification Nos. of Above Persons.
Sandra L. Castetter ###-##-####

(2)	Check the appropriate box if a member of a Group (See Instructions) (a) [ ] (b) [ ]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

(6)	Citizenship or Place of Organization
United States.

Number of Shares	(7)	Sole Voting Power

Beneficially
Owned by Each	(8)	Shared Voting Power	432 Units

Reporting
Person	(9)	Sole Dispositive Power

With	(10)	Shared Dispositive Power	432 Units

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	432 Units

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13)	Percent of Class Represented by Amount in Row (11)	5.2%

(14)	Type of Reporting Person (See Instructions)	IN

Item 1.  Security and Issuer.

           This Schedule 13D relates to Limited Partnership Units (the "Units") of Real Estate Associates Limited VI, a California limited partnership ( the "Company"). The principal executive offices of the Company are located at 9090 Wilshire Blvd., Suite 201, Beverly Hills, California 90211.

Item 2.  Identity and Background.

           This report is filed by Bond Purchase, L.L.C. Inc. ("Bond Purchase"), David L. Johnson ("Mr. Johnson") and Sandra L. Castetter ("Ms. Castetter") (collectively, the "Reporting Persons").

           Bond Purchase is a Missouri limited liability company with a principal office and business address of 104 Armour Road, North Kansas City, Missouri 64116, whose principal business is managing and investing in real estate limited partnerships. Mr. Johnson and Ms. Castetter, husband and wife, jointly own a majority equity interest in Bond Purchase.

           Mr. Johnson, age 46, is Chairman and a member of the Board of Trustees of Maxus Realty Trust, Inc. ("MRTI"), a Missouri real estate investment trust that holds commercial real estate properties and is listed on NASDAQ. In addition, Mr. Johnson is Chairman of Maxus Properties, Inc. ("Maxus"), a Missouri corporation that owns and operates companies with over 6,000 apartment units and 550,000 square feet of office and retail space. Mr. Johnson is also on the Board of Directors of Maxus Capital Corp., the managing general partner of Maxus Real Property Investors--Four, L.P., a Missouri limited partnership that is a public reporting company. Mr. Johnson's principal business address is 104 Armour Road, North Kansas City, Missouri 64116.

           Ms. Castetter is a citizen of the United States whose address is 104 Armour Road, North Kansas City, Missouri 64116 and is not currently employed.

           During the past five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

           The total amount of funds used by the Reporting Persons to acquire the 31 Units reported in Item 5(c) was $6,170, which includes $900 in transfer fees. All 31 Units were acquired by Bond Purchase with funds from its working capital.

Item 4.  Purpose of the Transaction.

           The Reporting Persons have acquired the Units for investment purposes. The Reporting Persons do not currently have any plans to attempt to affect any other change with respect to the Company, but this may change in the future. Depending on the market price of the Units, the Reporting Persons intend to acquire additional Units in the future.

Item 5. Interest in Securities of the Issuer.

     (a)     The aggregate number and percentage of Units to which this Schedule 13D relates is 432 Units, representing 5.2% of the 8,376 Units outstanding.

               Bond Purchase is the direct beneficial owner of 432 Units, representing approximately 5.2% of the Units outstanding.

               Because Mr. Johnson and Ms. Castetter jointly own a majority of the equity interests of Bond Purchase, Mr. Johnson and Ms. Castetter may be deemed to be a beneficial owner of the 432 Units held by Bond Purchase, representing 5.2% of the Units outstanding.

     (b)     Bond Purchase has the direct power to vote and direct the disposition of the 432 Units held by it. By virtue of Mr. Johnson and Ms. Castetter jointly being the majority equity interest holders of Bond Purchase, Mr. Johnson and Ms. Castetter may be deemed to share the indirect power to vote and direct the disposition of the Units held by Bond Purchase.

     (c)      The following purchases were made by the Reporting Persons during the past sixty (60) days in private transactions pursuant to an offer to purchase Units from limited partners of the Company, all of which were effected by Bond Purchase:

DATE	QUANTITY PURCHASED	PRICE PER UNIT
March 27, 2003	31 Units	$170.00

     (d)      No other person is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the Units other than the Reporting Persons identified herein.

     (e)    Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           The Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Units, including, but not limited to, transfer or voting of any Units, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

     99.1      Joint Filing Agreement

SIGNATURES

           After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and accurate.

BOND PURCHASE, L.L.C., a Missouri limited liability company

By: /s/ David L. Johnson Name: David L. Johnson Title: Member Dated: April 24, 2003

/s/ David L. Johnson
David L. Johnson

Dated: April 24, 2003

/s/ Sandra L. Castetter
Sandra L. Castetter

Dated: April 24, 2003

EXHIBIT INDEX

     99.1      Joint Filing Agreement

Exhibit 99.1

JOINT FILING AGREEMENT

           In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the persons named below hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any amendments thereto) with respect to the limited partnership units of Real Estate Associates Limited VI beneficially owned by each of them and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

           IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 24th day of April, 2003.

BOND PURCHASE, L.L.C., a Missouri limited liability company

By: /s/ David L. Johnson Name: David L. Johnson Title: Member

/s/ David L. Johnson
David L. Johnson

/s/ Sandra L. Castetter
Sandra L. Castetter